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                                                                      EXHIBIT 20

[HCA LETTERHEAD]

                                                                            NEWS
--------------------------------------------------------------------------------

                                                           FOR IMMEDIATE RELEASE

INVESTOR CONTACT                                     MEDIA CONTACT
Mark Kimbrough: 615-344-2688                         Jeff Prescott: 615-344-5708

                         HCA REPORTS FIRST QUARTER 2001
                         EPS OF $0.60 VS $0.53 LAST YEAR
         EXCLUDING GAINS, RESTRUCTURING AND INVESTIGATION RELATED COSTS

         NASHVILLE, TENN., APRIL 23, 2001 - HCA (NYSE: HCA) today announced operating results for the first quarter ended March 31, 2001. "This was another outstanding quarter for the Company," stated Jack O. Bovender, Jr., CEO and President of HCA. "Our same-facility hospital volumes were strong, as was our revenue per admission, resulting in excellent same facility net revenue growth. Our operating costs as a percentage of net revenue continued to improve, more than offsetting higher interest expense and the significant costs we are incurring in our shared services initiatives. We believe that our shared services investments will generate substantial long-term benefits in our supply, administrative and infrastructure costs," Bovender added.

         Revenues for the first quarter totaled $4.5 billion compared to $4.3 billion in the first quarter of 2000. Net income, excluding gains on sales of facilities and restructuring and investigation related costs (non-recurring items), totaled $331 million or $0.60 per diluted share for the first quarter of 2001, compared to $306 million or $0.53 per diluted share in the first quarter of 2000. Net income, including non-recurring items, totaled $326 million or $0.59 per diluted share for the first quarter of 2001, versus $296 million or $0.52 per diluted share in the same period of 2000.

         Same facility revenues for the first quarter increased 6.8 percent, while revenue per equivalent admission increased 4.9 percent. Same facility inpatient revenue per admission rose 6.9 percent. Same facility admissions increased 2.3 percent for the


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quarter. All prior-year comparisons include the results of an additional business day in 2000 associated with leap year.

         Net income, excluding the amortization of goodwill and non-recurring items, totaled $348 million or $0.63 per diluted share for the quarter, compared to $324 million or $0.56 per diluted share for the first quarter of 2000.

         At March 31, 2001, the Company's balance sheet reflected total debt of $6.7 billion, stockholders' equity of $4.5 billion and total assets of $17.5 billion. The Company's debt to debt plus common, temporary and minority equity was 53 percent at March 31, 2001. Capital expenditures for the quarter were $273 million.

         During the first quarter, the Company settled repurchases of 7.6 million shares of its common stock at a total cost of $247 million (average cost of $32.43 per share). At March 31, 2001, 26.7 million shares at a cost of $872 million, had been purchased by certain financial institutions utilizing forward purchase contracts. These shares remain outstanding until the related forward purchase contracts are settled by the Company. As of March 31, 2001, the Company had 537 million shares outstanding compared to 557 million at March 31, 2000.

         As of March 31, 2001, the Company operated 194 hospitals and 77 ambulatory surgery centers (including 9 hospitals and 3 ASCs owned through equity joint ventures), compared to 205 hospitals and 83 ambulatory surgery centers (including 13 hospitals and 3 ASCs owned through equity joint ventures) as of March 31, 2000. During the first quarter of 2001, the Company sold two hospitals and one ASC.

         The Company's annual shareholders meeting will be held in Nashville, Tennessee on May 24th at 1:30 p.m. Central Daylight Time for shareholders of record at March 30, 2001.

         HCA will host a conference call for investors at 8:30 a.m. Central Daylight Time today. All interested investors are invited to access a live audio broadcast of the call, via webcast. The broadcast also will be available on a replay basis beginning this afternoon and throughout the next 30 days. The webcast can be accessed at www.videonewswire.com/HCA/0423/01/ or via the Investor Relations site at www.hcahealthcare.com.


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                                       ***

This press release contains forward-looking statements based on current management expectations. Those forward looking statements include statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (i) the outcome of the known and unknown governmental investigations and litigation involving the Company's business practices, including the ability to negotiate, execute and timely consummate definitive settlement agreements in the government's civil cases and to obtain court approval thereof, (ii) the highly competitive nature of the health care business, (iii) the efforts of insurers, health care providers and others to contain health care costs, (iv) possible changes in the Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers,
(v) changes in Federal, state or local regulation affecting the health care industry, (vi) the possible enactment of Federal or state health care reform,
(vii) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (viii) liabilities and other claims asserted against the Company, (ix) fluctuations in the market value of the Company's common stock, (x) ability to complete the share repurchase program and to settle related forward purchase contracts, (xi) changes in accounting practices, (xii) changes in general economic conditions,
(xiii) future divestitures which may result in additional charges, (xiv) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xv) the availability and terms of capital to fund the expansion of the Company's business, (xvi) changes in business strategy or development plans, (xvii) slowness of reimbursement, (xviii) the ability to implement the Company's shared services and other initiatives and realize a decrease in administrative and infrastructure costs, (xix) the outcome of pending and any future tax audits and litigation associated with the Company's tax positions, (xx) the outcome of the Company's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and the Company's corporate integrity agreement with the government, (xxi) increased reviews of the Company's cost reports, (xxii) the ability to maintain and increase patient volumes and control the costs of providing services, and (xxiii) other risk factors detailed from time to time in the Company's filings with the SEC. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

ALL REFERENCES TO "COMPANY" AND "HCA" AS USED THROUGHOUT THIS DOCUMENT REFER TO HCA - THE HEALTHCARE COMPANY AND ITS AFFILIATES.


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                                       HCA
                     CONSOLIDATED OPERATING RESULTS SUMMARY
                 (Dollars in millions, except per share amounts)

                                                                                                    FIRST QUARTER
                                                                                             ----------------------------
                                                                                                2001              2000
                                                                                             ----------        ----------

Revenues ............................................................................        $    4,501        $    4,271

EBITDA (a) ..........................................................................        $      972        $      906

Net income:
    Excluding gains on sales of facilities and restructuring of operations and
       investigation related costs ..................................................        $      331        $      306
    Gains on sales of facilities (net of tax) .......................................                 4                --
    Restructuring of operations and investigation related costs (net of tax) ........                (9)              (10)
                                                                                             ----------        ----------

    Net income ......................................................................        $      326        $      296
                                                                                             ==========        ==========


Diluted earnings per share:
    Excluding gains on sales of facilities and restructuring of operations and
       investigation related costs ..................................................        $     0.60        $     0.53
    Gains on sales of facilities ....................................................              0.01                --
    Restructuring of operations and investigation related costs .....................             (0.02)            (0.01)
                                                                                             ----------        ----------

    Net income ......................................................................        $     0.59        $     0.52
                                                                                             ==========        ==========

Shares used in computing diluted earnings per share (000) ...........................           554,818           573,054

---------------

(a) EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, restructuring of operations and investigation related costs, minority interests and income taxes.


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                                       HCA
                         CONSOLIDATED INCOME STATEMENTS
                                  FIRST QUARTER
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                     2001                        2000
                                                                            ----------------------      ----------------------
                                                                              AMOUNT        RATIO         Amount        Ratio
                                                                            ----------      ------      ----------      ------

Revenues .............................................................      $    4,501       100.0%         $4,271       100.0

Salaries and benefits ................................................           1,782        39.6           1,661        38.9
Supplies .............................................................             711        15.8             670        15.7
Other operating expenses .............................................             757        16.8             764        17.8
Provision for doubtful accounts ......................................             325         7.2             302         7.1
Equity in earnings of affiliates .....................................             (46)       (1.0)            (32)       (0.7)
                                                                            ----------      ------      ----------      ------

                                                                                 3,529        78.4           3,365        78.8
                                                                            ----------      ------      ----------      ------

    EBITDA ...........................................................             972        21.6             906        21.2

Depreciation and amortization ........................................             257         5.7             256         6.0
Interest expense .....................................................             142         3.2             119         2.8
Gains on sales of facilities .........................................             (13)       (0.3)             --          --
Restructuring of operations and investigation related costs ..........              14         0.3              13         0.3
                                                                            ----------      ------      ----------      ------

Income before minority interests and income taxes ....................             572        12.7             518        12.1
Minority interests in earnings of consolidated entities ..............              30         0.7              26         0.6
                                                                            ----------      ------      ----------      ------

Income before income taxes ...........................................             542        12.0             492        11.5

Provision for income taxes ...........................................             216         4.8             196         4.6
                                                                            ----------      ------      ----------      ------

    Net income .......................................................      $      326         7.2      $      296         6.9
                                                                            ==========      ======      ==========      ======

Diluted earnings per share:
    Excluding gains on sales of facilities and restructuring
          of operations and investigation related costs ..............      $     0.60                  $     0.53
    Gains on sales of facilities .....................................            0.01                          --
    Restructuring of operations and investigation related costs ......           (0.02)                      (0.01)
                                                                            ----------                  ----------

    Net income .......................................................      $     0.59                  $     0.52
                                                                            ==========                  ==========

Shares used in computing diluted earnings per share (000) ............         554,818                     573,054


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                                       HCA
                           CONSOLIDATED BALANCE SHEETS
                              (DOLLARS IN MILLIONS)

                                                                              MARCH 31,        DECEMBER 31,
                                                                                 2001              2000
                                                                              ----------       ------------

                                            ASSETS
Current assets:
     Cash and cash equivalents .......................................        $      188        $      314
     Accounts receivable, net ........................................             2,412             2,211
     Other ...........................................................             1,825             1,928
                                                                              ----------        ----------

          Total current assets .......................................             4,425             4,453

Property and equipment, at cost ......................................            14,388            14,290
Accumulated depreciation .............................................            (5,943)           (5,810)
                                                                              ----------        ----------
                                                                                   8,445             8,480

Investments of insurance subsidiary ..................................             1,301             1,371
Investments in and advances to affiliates ............................               822               779
Intangible assets, net ...............................................             2,117             2,155
Other ................................................................               433               330
                                                                              ----------        ----------

                                                                              $   17,543        $   17,568
                                                                              ==========        ==========

                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable ................................................        $      691        $      693
     Other current liabilities .......................................             1,423             1,487
     Government settlement accrual ...................................               745               840
     Long-term debt due within one year ..............................               730             1,121
                                                                              ----------        ----------

          Total current liabilities ..................................             3,589             4,141

Long-term debt .......................................................             5,926             5,631
Professional liability risks, deferred taxes and
     other liabilities ...............................................             2,199             2,050
Minority interests in equity of consolidated entities ................               583               572
Forward purchase contracts and put options ...........................               747               769

Stockholders' equity .................................................             4,499             4,405
                                                                              ----------        ----------

                                                                              $   17,543        $   17,568
                                                                              ==========        ==========

Current ratio ........................................................              1.23              1.08
Ratio of debt to debt plus common, temporary and minority equity .....              53.3%             54.0%
Shares outstanding (thousands) .......................................           537,222           542,992


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                                       HCA
                              OPERATING STATISTICS

                                                                  FIRST QUARTER
                                                          -----------------------------
                                                             2001               2000
                                                          ----------         ----------

CONSOLIDATED HOSPITALS:

     Number of Hospitals                                         185                192
     Weighted Average Licensed Beds                           40,950             42,184
     Licensed Beds at End of Period                           40,895             42,006

     Admissions                                              412,000            408,100
          Same Facility % Change                                 2.3%
     Equivalent Admissions                                   597,800            595,900
          Same Facility % Change                                 1.8%
     Revenue per Equivalent Admission                     $    7,528         $    7,168
          Same Facility % Change                                 4.9%
     Inpatient Revenue per Admission
          Same Facility % Change                                 6.9%

     Patient Days                                          2,055,700          2,065,400
     Equivalent Patient Days                               2,982,900          3,015,500

     Emergency Room Visits                                 1,186,200          1,140,800
          Same Facility % Change                                 7.7%

     Outpatient Revenues as a
         Percentage of Patient Revenues                         36.3%              36.7%

     Average Length of Stay                                      5.0                5.1

     Occupancy                                                  55.8%              53.8%
     Equivalent Occupancy                                       81.0%              78.5%

NUMBER OF CONSOLIDATED AND
NON-CONSOLIDATED (50/50 EQUITY
JOINT VENTURES) HOSPITALS:

     Consolidated                                                185                192
     Non-Consolidated (50/50 Equity
         Joint Ventures)                                           9                 13
                                                          ----------         ----------

     Total Number of Hospitals                                   194                205
                                                          ==========         ==========


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